ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23                          A Publicly-Held Company                          NIRE 35300010230

Launch of the Integrated Annual Report and ESG Report 2022

Itaú Unibanco Holding S.A. (B3: ITUB3, ITUB4; NYSE: ITUB) (the "Company") has filed its Integrated Annual Report and its ESG Report for fiscal year 2022 with the CVM. In addition, we have published on the Investor Relations website the Climate Report, structured based on the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

The documents provide a broader view of our business and strategy, with the most relevant information about our initiatives, results, and performance in the social, environmental, climate, and governance areas.

The reports are available for download on the Company's Investor Relations website (https://www.itau.com.br/relacoes-com-investidores/) and on the Integrated Annual Report website (https://www.itau.com.br/relacoes-com-investidores/relatorio-anual/2022/en/).

São Paulo (SP), May 2nd, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence